EXHIBIT D-6

VERMONT YANKEE                                                      10 CFR 50.80
NUCLEAR POWER CORPORATION                                           10 CFR 50.90
185 OLD FERRY ROAD, PO BOX 7002, BRATTLEBORO, VT 05302-7002
(802) 257-5271

                                                                 October 5, 2001
                                                                 BVY 01-76

U.S. Nuclear Regulatory Commission
Attention: Document Control Desk
Washington, DC 20555-0001

SUBJECT:  VERMONT YANKEE NUCLEAR POWER CORPORATION,
          ENTERGY NUCLEAR VERMONT YANKEE, LLC, AND
          ENTERGY NUCLEAR OPERATIONS, INC.
          VERMONT YANKEE NUCLEAR POWER STATION
          DOCKET NUMBER 50-271
          LICENSE NUMBER DPR-28
          TRANSFER OF FACILITY OPERATING LICENSE
          AND PROPOSED LICENSE AMENDMENTS

Vermont Yankee Nuclear Power Corporation ("VYNPC"), Entergy Nuclear Vermont Yankee, LLC ("Entergy Nuclear VY") and Entergy Nuclear Operations, Inc. ("ENO") hereby request the transfer of the Vermont Yankee Nuclear Power Station ("VY") Facility Operating License DPR-28 from VYNPC to Entergy Nuclear VY to possess, and to ENO to possess, use and operate VY. The request is made in accordance with 10 CFR 50.80. Proposed license amendments conforming with the transfer are also submitted in accordance with 10 CFR 50.90.

This letter contains information that is requested to be withheld from public disclosure pursuant to 10 CFR 2.790(a)(4) and 10 CFR 9.17(a)(4). The Affidavit in support of this request is included with this application. Therefore, there are redacted and non-redacted versions of Enclosures 1, 5, 7, 8 and 9 of this submittal. The shaded portions of the Enclosures signify the information being requested to be withheld from public disclosure and the information that has been redacted. Both redacted and non-redacted versions of the Enclosures are being filed concurrently.

                                     D-6-1

                                        VERMONT YANKEE NUCLEAR POWER CORPORATION

Vermont Yankee Nuclear Power Corp.                             Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


The transfer is requested as a result of the Purchase and Sale Agreement ("PSA") signed by VYNPC and Entergy Nuclear VY on August 15, 2001, to purchase VY. The Purchase and Sale Agreement also includes the purchase of certain other assets including the switchyards.

Upon closing of the sale and approval of the operating license transfer, the ownership, control and operation of VY, and all special nuclear material including spent and unspent fuel, will change from VYNPC to Entergy Nuclear VY and ENO. In the interim (i.e., before closing of the sale), VYNPC will retain full operational control of VY. No actions will be taken prior to closing (e.g., transfer of employees, reassignment of contracts) that would need to be rescinded. Further, closing of the sale cannot occur until all regulatory approvals are received.

The information in support of the transfer, including proposed amendments to the Facility Operating License and Technical Specifications, is enclosed as follows:

-    Enclosure 1 is the Application for Transfer of Facility Operating License.

- Enclosure 1, Attachment A, contains proposed amendments to the Facility Operating License. This includes the identification of changes (primarily changes in the name of the licensee) to all pages of the license that are impacted by the change in ownership. VYNPC considers the proposed amendments to be administrative changes. Included are marked-up pages of the current license and clean copies of the revised license.

- Enclosure 1, Attachment B, is proposed amendments to the Technical Specifications. These involve only a change in the name of the licensee in the Technical Specifications. VYNPC considers the proposed amendment to be an administrative change. Included are marked-up copies of the affected current Technical Specification pages as well as clean copies of the revised pages.

- Enclosure 1, Attachment C, provides the No Significant Hazards Consideration determination confirming the generic determination in 10 CFR 2.1315.

-    Enclosure 2 provides the Entergy Corporation 10-Ks for the last 5 years.

- Enclosure 3 provides the Entergy Corporation subsidiaries' Moody's and Standard and Poor's Bond Ratings (last 3 years) and Entergy Corporations' Standard and Poor's Bond Rating.

- Enclosure 4 provides a copy of the signed Purchase and Sale Agreement between VYNPC and Entergy Nuclear VY, LLC without schedules.


                                     D-6-2

                                       VERMONT YANKEE NUCLEAR POWER CORPORATION

Vermont Yankee Nuclear Power Corp.                             Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


-- Enclosure 5 provides a copy of the proposed Operating Agreement between Entergy Nuclear VY and ENO.

-- Enclosure 6 provides (1) an Organizational Chart of the Entergy
   Non-Regulated Nuclear Organization, (2) a copy of the legal structure of the Entergy Nuclear non-regulated businesses, (3) resumes of Jerry Yelverton and Michael Kansler and (4) and the resume of Admiral George Davis.

-- Enclosure 7 provides the Inter-Company Credit Agreements between Entergy
   International Holdings Ltd. LLC, Entergy Global Investments, Inc. and Entergy Nuclear VY.

-- Enclosure 8 provides financial statements for Entergy International Holdings
   Ltd., LLC and Entergy Global Investments, Inc.

-- Enclosure 9 provides the financial statement for Entergy Nuclear VY.

-- Enclosure 10 provides the calculation of the NRC Decommissioning Funding
   Requirement.

The sale and purchase of VY requires approvals, notifications or actions from other regulatory agencies, including the Federal Energy Regulatory Commission and the Vermont Public Service Board. These approvals, or actions are being sought separately under each agency's regulatory requirements.

VYNPC, Entergy Nuclear VY, and ENO request that the U.S. Nuclear Regulatory Commission ("NRC") review this application on a schedule that will permit issuance of an order consenting to the transfer by February 28, 2002, and that the conforming license amendments be issued to become effective upon closing. The completion of sale and license transfer will reduce the cost of service from the Station to Vermont Yankee's sponsor utilities and their customers, including the Vermont customers served by the Station, and all parties therefore want to act expeditiously to ensure that the terms Purchase and Sale Agreement and Power Purchase Agreement, which are very favorable, will be available to customers served by Vermont Yankee at the earliest possible date. The sale of Vermont Yankee has been pending for a long time and there is a need to bring the sale process to a prompt resolution to provide certainty to the work force. We would therefore, greatly appreciate the NRC's earliest attention to this application. VYNPC, Entergy Nuclear VY, and ENO will maintain close communication with the NRC Staff to facilitate coordination among all affected agencies.

Please feel free to contact Mr. Robert Wanczyk, Director of Safety and Regulatory Affairs, at Vermont Yankee Nuclear Power Corporation at (802) 258-4140 or Ms. Connie Wells, Senior Manager, Business Development, at Entergy Nuclear Operations


                                     D-6-3

                                        VERMONT YANKEE NUCLEAR POWER CORPORATION

Vermont Yankee Nuclear Power Corp.                             Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License NO. DPR-28
Entergy Nuclear Operations, Inc.


Inc. at (914) 272-3206 if you have any questions or require any additional information regarding this request.

                                       Sincerely,

                                       VERMONT YANKEE NUCLEAR POWER CORPORATION

                                       /s/ Ross P. Barkhurst
                                       Ross P. Barkhurst
                                       President and Chief Executive Officer


Enclosures

cc:  USNRC Region 1 Administrator
     USNRC Resident Inspector -- VYNPS
     USNRC Project Manager -- VYNPS
     VT Department of Public Service



                                     D-6-4

                                        VERMONT YANKEE NUCLEAR POWER CORPORATION


                                                       SALLY A. SANDSTRUM
                                                       NOTARY PUBLIC
                                                       WINDHAM COUNTY, VERMONT
For Vermont Yankee Nuclear Power Corporation

          /s/ Ross. P. Barkhurst                 10/5/01
          --------------------------             ------------------------------
          Ross P. Barkhurst                       Date


STATE OF VERMONT)
                )ss
WINDHAM COUNTY  )

Then personally appeared before me, Ross Barkhurst, who being duly sworn, did state that he is President and Chief Executive Officer of Vermont Yankee Nuclear Power Corporation and that he is duly authorized to execute and file the submission contained herein the name and on behalf of Vermont Yankee Nuclear Power Corporation and that the statements attributable to Vermont Yankee
Nuclear Power Corporation, are true to the best of his knowledge and belief.

                                       /s/ Sally A. Sandstrum
                                      ---------------------------------------
                                      Sally A. Sandstrum, Notary Public
                                      My Commission expires February 10, 2003




                                     D-6-5

For Entergy Nuclear Vermont Yankee, LLC, and Entergy Nuclear Operations, Inc.

               /s/ Michael R. Kansler             10/5/01
               -------------------------------    -----------------------
               Michael R. Kansler                 Date


State of
(County of              )

Then personally appeared before me, Michael R. Kansler, who being duly sworn, did state that he is Senior Vice President and Chief Operating Officer of Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc., that he is duly authorized to execute and file the submittal contained herein in the name and on behalf of Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc., and that the statements attributable to Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. are true to the best of his knowledge and belief.

My commission expires:

               Oct. 5, 2001        /s/ Patricia L. Terry
               ----------------    --------------------------
               Date                Notary Public

                               PATRICIA L. TERRY
                        Notary Public, State of New York
                                  No. 4991258
                        Qualified in Westchester County
                        Commission Expires Jan. 27, 2002


                                     D-6-6

                                   AFFIDAVIT
                                  -----------

I, Michael R. Kansler, Senior Vice President and Chief Operating Officer of Entergy Nuclear Vermont Yankee, LLC (Entergy Nuclear VY), and Entergy Nuclear Operations, Inc. (ENO), do hereby affirm and state:

1. Entergy Nuclear VY and ENO are providing information in support of the proposed license transfer and conforming amendments (VY Docket No. 50-271). The documents being provided in Enclosure 1 Section II.F (Financial Qualifications), and in Enclosures 5, 7, 8 and 9 contain Entergy Nuclear VY and ENO's financial projections related to the operation of VY and the commercial terms of a unique transaction. These documents constitute proprietary commercial and financial information that should be held in confidence by the NRC pursuant to 10 CFR 9.17(a)(4) and the policy reflected in 10 CFR 2.790, because:

          a. This information is and has been held in confidence by Entergy Nuclear VY and ENO.

          b. This information is of a type that is held in confidence by Entergy Nuclear VY and ENO and there is a rational basis for doing so because the information contains sensitive financial information concerning Entergy Nuclear VY and ENO's projected revenues and operating expenses.

          c. This information is being transmitted to the NRC in confidence.

          d. This information is not available in public sources and could not be gathered readily from other publicly available information.

          e. Public disclosure of this information would create substantial harm to the competitive position of Entergy Nuclear VY and ENO by disclosing Entergy Nuclear VY and ENO's internal financial projections and the commercial terms of a unique transaction to other parties whose commercial interests may be adverse to those of Entergy Nuclear VY and ENO.



                                     D-6-7

2. Accordingly, Entergy Nuclear VY and ENO request that the designated documents be withheld from public disclosure pursuant to 10 CFR 2.790(a)(4) and 10 CFR 9.17(a)(4).

                             /s/ Michael R. Kansler               10/5/01
                             ---------------------------------------------------
                                 Michael R. Kansler            Date

State of
(County of               )

Then personally appeared before me, Michael R. Kansler, who being duly sworn, did state he is Senior Vice President and Chief Operating Officer of Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc., that he is duly authorized to execute and file this affidavit in the name and on behalf of Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. and that the statements are true to the best of his knowledge and belief.


My commission expires:

                                  Oct. 5, 2001           /s/  Patricia L. Terry
                               ------------------------- -----------------------
                               Date                      Notary Public


                                                       PATRICIA L. TERRY
                                               Notary Public, State of New York
                                                          No. 4991258
                                                Qualified in Westchester County
                                                Commission Expires Jan. 27, 2002







                                     D-6-8

                                        VERMONT YANKEE NUCLEAR POWER CORPORATION

Mr. Robert M. Pulsifer, Project               Mr. David Lewis
 Manager                                      Shaw Pittman LLC
Project Directorate I                         2300 N Street, N.W.
Division of Licensing Project                 Washington, DC 20037
 Management
U.S. Nuclear Regulatory Commission
Mail Stop 8B1
Washington, DC 20555
(Addressee Only)

(9 copies)

Ms. Nancy Malmquist
Downs, Rachlin and Martin PLLC
90 Prospect Street
P.O. Box 99
St. Johnsbury, VY 05819-0099

cc: (redacted version w/ enclosures)

Ms. Christine Salembier,                      Mr. Hubert J. Miller
 Commissioner                                 Region I Administrator
Vermont Department of Public                  U.S. Nuclear Regulatory
 Service                                       Commission
112 State Street                              475 Allendale Road
State Office Building                         King of Prussia, PA 19406
Montpelier, VT 05602

Office of Resident Inspector                  Mr. John L. Minns, Project Manager
 Vermont Yankee Nuclear Power                 Division of Reactor Program
 Station                                       Management
U.S. Nuclear Regulatory                       US Nuclear Regulatory Commission
 Commission                                   Mail Stop 10D-4
P.O. Box 176                                  Washington, DC 20555
Vernon, VT 05354



                                     D-6-9

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.



                                 ENCLOSURE 1


            Application For Transfer Of Facility Operating License

Pursuant to 10 CFR 50.80, Vermont Yankee Nuclear Power Corporation (VYNPC), Entergy Nuclear Vermont Yankee, LLC (Entergy Nuclear VY), and Entergy Nuclear Operations, Inc. (ENO) (collectively the applicants) do hereby apply for a transfer of Facility Operating License No. DPR-28, from VYNPC to Entergy Nuclear VY and ENO. The applicants also request conforming amendments to Facility Operating License No. DPR-28 to delete references to VYNPC and to authorize Entergy Nuclear VY to possess, and ENO to possess, use, and operate the Vermont Yankee Nuclear Power Station (Vermont Yankee), under the same conditions and authorizations included in the current license.

Marked pages showing the requested changes to the license, as well as clean printed pages of the Facility Operating License, are provided as Attachment A to this enclosure. Marked pages showing the requested changes to the Technical Specifications, as well as clean printed pages, are provided as Attachment B to this enclosure. Consistent with the NRC's generic determination in 10 C.F.R
Section 2.1315, Attachment C provides the evaluation showing that these amendments raise no significant hazards consideration.

Administrative changes to documents other than the Facility Operating License and Technical Specifications will be required by the sale of Vermont Yankee. Changes to those documents that are related to the Facility operating License, such as the Updated Final Safety Analysis Report, Physical Security Plan, and Emergency Plan will be achieved during periodic or routine licensing correspondence or updates required by NRC regulations, such as 10 CFR 50.71(e). Changes to documents such as procedures, drawings and manuals will be achieved during internal periodic or routine processes applicable to those documents. Changes to documents such as licenses, permits and certificates will be achieved during periodic or routine processes applicable to those documents. Changes to documents such as licenses, permits and certificates will be achieved during periodic or routine applications to Federal, state, and local government agencies such as the Federal Communications Commission (communications licenses), and local governments and towns. Such changes are mentioned only in recognition that changes (primarily changes in owner name) to documents other than those in the proposed amendments will likely be required. Such changes, however, are collateral to the transfer of the license and the proposed amendments.

1.  Background



                                     D-6-10

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.



VYNPC is the sole owner and operator of Vermont Yankee. The sale and transfer of Vermont Yankee implements VYNPC's decision to divest its nuclear generation assets.

On August 15, 2001, VYNPC entered into a Purchase and Sale Agreement ("PSA") under which it will sell its interest in Vermont Yankee to Entergy Nuclear VY. A copy of the signed PSA is included as Enclosure 4 to this letter. Major issues addressed in the PSA include:

- Upon closing (and subject to the NRC's consent and license amendment), Entergy Nuclear VY will assume title to the facilities (including all equipment, spare parts, fixtures, inventory and other property necessary for the operation and maintenance of Vermont Yankee), will take title to all used and spent nuclear fuel and other licensed nuclear materials at Vermont Yankee, and through its authorized agent, ENO, will assume all responsibility for the operation and maintenance of the plant.

-  All regular employees of VYNPC will be offered employment with ENO.

- As part of the transaction, VYNPC has entered into a power purchase agreement through March 21, 2012 with Entergy Nuclear VY under which VYNPC will purchase energy and capacity from Entergy Nuclear VY at pre-established rates and schedules.

- At the closing of the sale, VYNPC will transfer the assets of its Qualified and Nonqualified Decommissioning Trust Funds to a trust fund to be established by Entergy Nuclear VY. The amount of the funds transferred is projected by Entergy Nuclear VY to meet NRC funding requirements. If any additional amount is needed in order to satisfy the NRC's funding requirements, this amount will be supplied by Entergy Nuclear VY through an additional deposit of funds, a surety, or a parent or affiliate company guarantee. The responsibility for decommissioning the plant will transfer to Entergy Nuclear VY upon transfer of the NRC license and closing of the sale.

- The sale and purchase of Vermont Yankee requires approvals, notifications, and/or actions from other agencies, including the Federal Energy Regulatory Commission (FERC), and the Vermont Public Service Board. These approvals are being sought separately under the respective regulatory requirements.


II.  Supporting Information

Vermont Yankee is a 510 megawatt single unit boiling water reactor located in Vernon, Vermont. Vermont Yankee was issued an operating license on March 21, 1972 which expires on March 21, 2012. Entergy Nuclear VY will own Vermont Yankee, and ENO


                                     D-6-11

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.



will operate and maintain Vermont Yankee as agent for Entergy Nuclear VY, pursuant to an Operating Agreement between Entergy Nuclear VY and ENO (Enclosure
5). As required by 10 CFR 50.80, the following information is provided consistent with the format of 10 CFR 50.33, 10 CFR 30.33a, and 10 CFR 50.34.


                      Information Required by 10 CFR 50.33

A.   Name of Applicants (New Licensees)

     Entergy Nuclear Vermont Yankee, LLC
     Entergy Nuclear Operations, Inc.

B.   Address

     440 Hamilton Ave.
     White Plains, NY 10601

C.   Description of Business or Occupation

     Entergy Nuclear Vermont Yankee, LLC is engaged principally in the business of owning all or part of a nuclear power facility and selling electric energy at wholesale in the United States. Entergy Nuclear Operations, Inc. is engaged principally in the business of operating nuclear power facilities.

D.   Corporate Information

     1. Entergy Nuclear Vermont Yankee, LLC, a Delaware Limited Liability Company, is an indirect wholly owned subsidiary of Entergy Corporation, and an indirect wholly owned subsidiary of Entergy Nuclear Holding Company #3. The principal office will be located in Vernon, VT, an additional office will be located in Brattleboro, VT.

        Entergy Nuclear Operations, Inc., a Delaware Corporation, is an indirect wholly-owned subsidiary of Entergy Corporation, and a direct wholly-owned subsidiary of Entergy Nuclear Holding Company #2. The principal place of business is located in White Plains, NY.

        The corporate structure for these organizations is shown on Enclosure 6.

     2. The principal Officers of Entergy Nuclear Vermont Yankee, LLC, all of whom are citizens of the United States, are as follows:


                                     D-6-12

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.

     Jerry W. Yelverton            President and Chief Executive Officer
     C. John Wilder                Executive Vice President and Chief
                                   Financial Officer
     Steven C. McNeal              Vice President and Treasurer
     Michael R. Kansler            Senior Vice President and Chief Operating
                                   Officer
     Michael G. Thompson           Executive Vice President-Law and Secretary
     Joseph L. Blount              Assistant Secretary
     Christopher T. Screen         Assistant Secretary

     Entergy Nuclear Vermont Yankee, LLC has no board of Directors; it is governed by a Management Committee that is comprised solely of Donald C. Hintz, a citizen of the United States.


     The principal Officers of Entergy Nuclear Operations, Inc., all of whom are citizens of the United States, are as follows:

     Jerry W. Yelverton            President and Chief Executive Officer
     C. John Wilder                Executive Vice President and Chief
                                   Financial Officer
     Steven C. McNeal              Vice President and Treasurer
     Michael R. Kansler            Senior Vice President and Chief Operating
                                   Officer
     Danny R. Pace                 Vice President, Engineering
     C. Randy Hutchinson           Sr. Vice President, Business Development
     Michael G. Thompson           Executive Vice President-Law and Secretary
     Joseph L. Blount              Assistant Secretary
     Christopher T. Screen         Assistant Secretary
     Joseph T. Henderson           Sr. Vice President and General Tax Counsel

     The Directors of Entergy Nuclear Operations, Inc., all of whom are citizens of the United States are as follows:

     Jerry W. Yelverton, Chairman
     Donald C. Hintz
     C. John Wilder

     The business mailing address of Messrs. Hintz and Wilder is:

     639 Loyola Avenue
     New Orleans, LA 39213

                                     D-6-13

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.

          The business mailing address of Mr. Yelverton is:

          1340 Echelon Parkway
          Jackson, MS 39213

     3. Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. are not owned, controlled, or dominated by an alien, a foreign corporation, or a foreign government.

     4. In seeking to become the licensed owner and operator of Vermont Yankee and the Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. are not acting as agents or representatives of another entity.

E.        Class of License

          The applicants are requesting a direct transfer of the existing license. A change in the class of the Facility Operating License is not being requested as part of the transfer.

F.        Financial Qualifications

          Entergy Nuclear VY and ENO do not qualify as electric utilities under 10 CFR 50.2; therefore, the following information is provided to demonstrate financial qualifications in accordance with 10 CFR 50.33(f).

          1. As requested by 10 CFR 50.33(f)(3), Entergy Nuclear VY and ENO are indirect, wholly-owned subsidiaries of Entergy Corporation. Headquartered in New Orleans, LA, Entergy Corporation is a U.S.-based global energy company with power production, distribution operations and related diversified services. Entergy Corporation owns, manages or invests in power plants generating nearly 31,000 megawatts of electricity. Through its subsidiaries (both regulated and non-regulated), Entergy Corporation owns and operates nine nuclear power plants at seven sites -- Arkansas Nuclear One Units 1 and 2, Grand Gulf Nuclear Station, River Bend Station, Waterford 3 Steam Electric Station, Pilgrim Nuclear Power Station, Indian Point Nuclear Generating Units Nos. 1 and 2, Indian Point Nuclear Generating Unit No. 3, and the James A. FitzPatrick Nuclear Power Station. Entergy Corporation distributes energy to more than 2.5 million customers in the U.S. and is also among the top 10 power marketers in the U.S. As of June 30, 2001, Entergy Corporation had total assets of $21 billion. Entergy Corporation's 10-Ks for the past five years are attached as Enclosure 2 to this filing. Also attached as Enclosure 3


                                     D-6-14

Vermont Yankee Nuclear Power Corporation             Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                  License No. DPR-28
Entergy Nuclear Operations, Inc.



     are Moody's and Standard and Poor's bond rating for the past three years demonstrating Entergy Corporation's subsidiary investment-grade bond ratings and Entergy Corporation's most recent Standard and Poor's bond rating.(1)

     Entergy Nuclear VY is a newly formed entity, and either through a parent or affiliate company, will provide the funds necessary to purchase Vermont Yankee. Entergy Corporation has unconditionally guaranteed payment of the purchase price and performance under the PSA, at or prior to closing. At the closing of the purchase, Vermont Yankee will be the only asset on Entergy Nuclear VY balance sheet. As of the date of this application, Entergy Nuclear VY has no liabilities. ENO was formed in February 2000 and currently employs approximately 2400 persons at Indian Point Units 1, 2 and 3, FitzPatrick Nuclear Power Station, and its White Plains office.(2)

2. The following information is submitted pursuant to 10 CFR 50.33(f)(2). Entergy Nuclear VY and ENO have assurance of obtaining the funds necessary to cover estimated costs to operate Vermont Yankee. Entergy Nuclear VY has signed a power purchase agreement with VYNPC. Under this contract, Entergy Nuclear VY will sell 100% of the total energy of Vermont Yankee at fixed prices through March 2012.(3) After March 2012, Entergy Nuclear VY will pursue other firm contracts or sell any uncommitted power into the market in Vermont and the surrounding area. The following table summarizes the average annual prices and terms of the power purchase agreement through 2007. Since closing is assumed to occur on February 28, 2002, this application provides data through 2007 in order to cover five full years of projections.


-------------------
(1) Entergy Corporation was rated by Standard and Poor's for the first time in June 2001.
(2) ENO will also become the licensed operator of Pilgrim Nuclear Power Station upon approval by the NRC of an August 24, 2001 Application to transfer the operating license to ENO. This will bring the number of ENO employees to approximately 3150.
(3) VYNPC's entitlement under the power purchase agreement does not include capacity that would be available if an uprate is successfully completed at VY, and Entergy Nuclear VY retains the right to sell any portion of the output not included in the VYNPC entitlement.

                                     D-6-15

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.


          Year      Output to      Contract Price
                    Contract%      ($/Mwh)
          ----      ---------      --------------
          2002        100            42.60
          2003        100            42
          2004        100            42.80
          2005        100            39.50
          2006        100            39
          2007        100            40

Vermont Yankee's capacity factors for the last five years are shown below:


1996      84.8%*
1997      95.5%*
1998      75.2%*
1999      90.9%*
2000      101.5%*
2001      91.3% (through Sept. 2001)**

*Source: International Atomic Energy Agency (PRIS database).
**Source: plant data
(Note: the 75.2% capacity factor achieved in 1998 was the result of a seventy-two day outage which included installation of new ECCS pump suction strainers and recoating of the Torus.)

Over the past ten years Vermont Yankee's capacity factor averaged 89 percent, and Vermont Yankee has received the General Electric capacity factor award for Boiling Water Reactors in thirteen of the last fourteen years. Entergy Nuclear VY and ENO have not identified any design, technical or environmental deficiencies which would adversely impact the continued performance of Vermont Yankee at the same or higher capacity factor.

The sale of power as described in the table above is expected to cover the expected operating and maintenance costs of Vermont Yankee and provide a margin of additional income over and above those costs. The following table demonstrates the ability of projected power sales to cover expected operating and maintenance expenses using capacity factors consistent with historical performance as described above. (The assumptions used in the five-year projection shown below do not include any additional revenue that could be realized through a power uprate. In addition, because Vermont Yankee has the capability to store spent fuel assemblies in its spent fuel pool through 2008, there are no projected costs in this five year projection associated with dry cask storage.)


                                     D-6-16

Vermont Yankee Nuclear Power Corporation                    Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                         License No. DPR-28
Entergy Nuclear Operations, Inc.



                                      2002 (10 MO.)             2003            2004           2005           2006            2007
----------------------------------------------------------------------------------------------------------------------------------
Vermont Yankee MDC (MWE)                  510                    510            510            510            510             510

Projected Capacity Factor

Average Contract Price ($/MW)           $42.60                  $42.00         $42.80         $39.50          $39.00        $40.00
Average Market Price ($/MW)

Power Sales -- Contract                137,350                 173,759        169,735        156,164         161,348       158,141
Power Sales -- Market                       --                      --             --             --              --            --
----------------------------------------------------------------------------------------------------------------------------------
Total Revenue                         $137,350                $173,759       $169,735       $156,164        $161,348      $158,141

Operation & Maintenance
   O&M
   Outage
   Insurance

Fuel
   DOE Charges
   Amortization

Plant Depreciation

Administrative & Other
----------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses

Operating Profit

Interest Expense

Income Taxes

Net Income/(Loss)
==================================================================================================================================

Dollars in Thousands
Note: Financial Statements assume a February 28, 2002 close.

          ENO will operate Vermont Yankee at cost and will be reimbursed by Entergy Nuclear VY for its costs according to the terms of an Operating Agreement between ENO and Entergy Nuclear VY. (A copy of the proposed Operating Agreement, which will be executed at or by the closing, is included as Enclosure 5 to this letter).

          In addition to the revenue from power sales described above, at the closing of the purchase, Entergy Nuclear VY (and ENO through Entergy

                                     D-6-17

Vermont Yankee Nuclear Power Corporation                    Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                         License No. DPR-28
Entergy Nuclear Operations, Inc.


          Nuclear VY) will have access to an established line of credit of $35 million from an affiliate company, Entergy Global Investments, Inc.
          (EGI). This line of credit will provide working capital, if necessary, for the operation and maintenance of the plant. Entergy Nuclear VY anticipates that at the end of the sixth year of operation, if revenues and/or retained earnings are sufficient, this line of credit will be reduced to $20 million. In addition, $35 million will be provided through a line of credit from Entergy International Holdings Ltd. LLC (EIHL)(4), to provide additional financial resources if needed for the safe operation and maintenance of Vermont Yankee, including the costs of nuclear property damage insurance and any retrospective premium pursuant to 10 CFR 140.21. Except as described above, Entergy Nuclear VY and ENO will not reduce, replace or withdraw these lines of credit without the express consent of the NRC. Further, neither the EGI nor EIHL lines of credit may be amended without prior approval of the NRC and prior written approval of VYNPC.

          Adequate assurance that the funds to safely operate Vermont Yankee will be available has been demonstrated by the full five-year projection of income and expenses shown above. Pursuant to the NRC's direction in Power Authority of the State of New York (James A. FitzPatrick Nuclear Power Station and Indian Point Nuclear Generating Unit No. 3) CLI-01-14, slip op. at page 27 (June 21, 2001) no further demonstration of financial qualifications is required. However, to facilitate any further review the staff may believe is necessary, the availability of funds to cover fixed operating costs during a four or six-month shutdown is provided below.

          In the event of an extended shutdown, fixed operating expenses would be paid from retained earnings, as available, or by the funds described above. Of total operating expenses, the fixed portion is estimated as follows:

_______________________
(4) This $35 million line of credit is separate from, and in addition to, the $50 million line of credit previously established by EIHL for use by Entergy Nuclear FitzPatrick, LLC and Entergy Nuclear IP3, LLC, and the $35 million line of credit established by EIHL for use by Entergy Nuclear Indian Point 2, LLC.


                                     D-6-18

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


                                        2002           2003           2004           2005           2006           2007
Total Operating Expenses

Add:
    Ongoing Capital Expenditures

Less;
    Plant Depreciation
    Variable Outside Goods & Services
        (25% of 25% of O&M)
    Fuel
    Outage

Annual Fixed Operating Expenses
4 Months' Operating Expenses
6 Months' Operating Expenses
Dollars in Thousands

     G.     Emergency Preparedness

          Upon approval of the transfers, Entergy Nuclear VY, and ENO, as its authorized agent, will assume authority and responsibility for functions necessary to fulfill the emergency planning requirements specified in 10 CFR 50.47(b) and 10 CFR 50, Appendix E. No substantive changes will be made to the existing Vermont Yankee Emergency Plan nor will there be any immediate changes to the existing Emergency Response Organizations as a result of proposed license transfer.

          Actions necessary to assure continued compliance with emergency planning requirements will be completed upon the closing. As identified in Section 2.1 of the PSA (Enclosure 4), all property and assets used or usable in providing emergency warning or associated with emergency preparedness and contracts and agreements associated with emergency preparedness, including the Emergency Operating Facility are to be transferred to Entergy Nuclear VY at the closing. With respect to existing agreements for support from organizations and agencies not affiliated with VYNPC, the appropriate notifications to the parties to assure continued support will be made.

          Specific emergency plan and procedure changes to reflect the change in ownership and operation will be handled in accordance with 10 CFR 50.54(q) as required.

     H.   Facility Alterations


                                     D-6-19

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.




          No physical alterations to Vermont Yankee are being proposed as a part of the license transfer process. Any future modifications will be performed in accordance with applicable regulatory requirements (e.g., 10 CFR 50.59).

     I.   Regulatory Agencies Having Jurisdiction

          Certain aspects of the sale will require approval, notifications or filing by either or all parties with, among other agencies, the Federal Energy Regulatory Commission, and the Vermont Public Service Board.

     J.   Restricted Data

          This application does not involve any Restricted Data or other classified defense information, and it is not expected that any such information will be required by the licensed activities at Vermont Yankee. In the event that licensed activities involve Restricted Data in the future, Entergy Nuclear VY and ENO agree that they will appropriately safeguard such information and will not permit any individual to have access to Restricted Data until the Office of Personnel Management investigates and reports to the NRC on the character, associations, and loyalty of such individual, and the NRC determines that permitting such person to have access to Restricted Data will not endanger the common defense and security of the United States.

     K.   Decommissioning Funding

          VYNPC maintains Qualified and Non-qualified Decommissioning Trust Funds ("the Funds") for the decommissioning of Vermont Yankee. At the closing VYNPC will transfer all the assets of the Funds to a trust established by Entergy Nuclear VY. Between the effective date of the PSA (August 15, 2001) and the closing, VYNPC will make additional deposits from time to time to the Funds in accordance with a FERC Order and IRS requirements. In the event that the aggregate value of the Qualified Decommissioning Fund and the Non-qualified Decommissioning Fund, as of the closing, is less than the decommissioning amount required for Vermont Yankee by the applicable regulations of the NRC (the "NRC Funding Requirement") VYNPC is required by the PSA to make an additional deposit to the Non-qualified Fund so that the aggregate value of the Funds, as of closing, is equal to the NRC Funding Requirement; provided however, this additional deposit, together with the deposits made by VYNPC pursuant to the preceding sentence will in no event exceed an aggregate amount equal to $16,777,380 multiplied by the number of days between July 1, 2001 and the closing date and divided by 365.



                                     D-6-20

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.

The amount required at closing to meet the NRC Funding Requirement, assuming a two-percent real rate of growth on the funds until the end of license, is calculated by Entergy Nuclear VY to be $304 million. See Enclosure 10.

As of August 30, 2001 the aggregate value of the assets in the Funds totaled $296.2 million. With the expected growth of the Funds until closing (assumed for the purpose of this calculation to be February 28, 2002), along with additional deposits to the Funds by VYNPC described above, the aggregate value of the Funds at closing is projected by Entergy Nuclear VY to meet the NRC Funding Requirement.

Should the credited value of the Funds transferred not meet the NRC Funding Requirement, Entergy Nuclear VY will provide the amount needed at closing through either additional deposit or funds, a surety or a parent or affiliate guarantee.

After the closing, the funds will be held in a Decommissioning Trust established and maintained by Entergy Nuclear VY. The funds will be segregated from Entergy Nuclear VY's other assets and will be outside of Entergy Nuclear VY's administrative controls. The Trust will provide that: (1) no funds may be disbursed from the Trust funds, other than for ordinary administrative expenses, unless the Trustee first gives 30 days prior written notice to the Director, Office of Nuclear Reactor Regulation (NRR), of the NRC and receives no written notice of objection from the NRC; (2) the funds will be invested in accordance with the "prudent investor" standard as specified in 18 CFR 35.32(a)(3) of the FERC's regulations; (3) no material amendments will be made to the Trust agreement without 30 days prior written notification to the Director, NRR; (4) investments in the securities or other obligations of Entergy Nuclear VY or ENO, or their affiliates, successors or assigns, shall be prohibited; and (5) except for investments tied to market indexes or other non-nuclear sector mutual funds, investments of the funds in any entity owning one or more nuclear power plants is prohibited.

The funding mechanism proposed by Entergy Nuclear VY and ENO satisfies the requirements of 10 CFR 50.75. The amount to be held in trust for the decommissioning of Vermont Yankee will meet the minimum amount which would be required under the "prepayment" method of 10 CFR 50.75(e)(1)(i). The funds will be held in a Trust with appropriate safeguards on the investment and use of the funds, as described above. This mechanism meets the requirements of 10 CFR 50.75(e)(1)(vi) that a licensee submit "assurance of decommissioning funding equivalent to that provided by the mechanisms specified in paragraphs (e)(1)(i) through (v) of [10 CFR 50.75]."


                                     D-6-21

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


                     Information Required by 10 CFR 50.33a

Antitrust

In accordance with the Commission's decision in Kansas Gas and Electric Company (Wolf Creek Generating Station, Unit 1), CLI-99-19, 49 NRC 441 (1999), the AEA does not require antitrust reviews of license transfer applications after initial licensing. Therefore, the requirements of 10 CFR 50.33a are not applicable to this license transfer application.

                      Information Required by 10 CFR 50.34

A.   Preliminary Safety Analysis Reports

     The Vermont Yankee Preliminary Design Analysis Report was submitted with the original construction permit application on April 12, 1967.

B.   Final Safety Analysis Reports

     With the exception of areas discussed in this application, the proposed license transfer and conforming administrative amendments will not change or invalidate information presently appearing in the Vermont Yankee FSAR, and any licensing basis commitments will remain in effect. Changes necessary to accommodate the proposed transfer and conforming administrative license amendments will be incorporated into the FSAR, in accordance with 10 CFR Section 50.71(e), following NRC approval of this request for consent to license transfer.

C.   Technical Qualifications

     The existing plant staff is technically qualified within existing plant procedures and applicable regulations, and will remain qualified after the transfer. All regular employees of the VYNPC will be offered employment with ENO. Thus, no changes to the technical qualifications of the operating organization are expected. The position currently held by the senior officer on site will be renamed Vice President, Operations, Vermont Yankee, and will report to the Senior Vice President and Chief Operating Officer
     (COO) of ENO (Michael Kansler, whose resume is provided in Enclosure 6). The Senior Vice-


                                     D-6-22

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.

President and COO of ENO will report to the President and CEO of ENO (Jerry Yelverton, whose resume is provided in Enclosure 6), who will also serve as Chief Nuclear Officer. The nuclear operating organization will not otherwise be significantly affected by the transfer.

The operation and performance of all Entergy nuclear plants are reviewed on a regular basis (approximately five times per year) by the Entergy Nuclear Committee, which is chaired by Admiral George Davis. Admiral Davis' resume is provided in Enclosure 6. The Entergy Nuclear Committee has a unique understanding of nuclear operations and resource requirements. The committee reviews the performance of all Entergy's nuclear plants and provides summaries to the Entergy Board of Directors. This review will help to ensure that the best practices from Entergy's other plants and the industry are being incorporated and utilized at all Entergy plants.

Management and employees also participate in Entergy peer groups that have representatives from all the Entergy South and Entergy Northeast plants. The peer groups meet regularly to discuss and, where appropriate, recommend the incorporation of industry best practices throughout the Entergy system. The peer groups currently in use include Operations, Outage, Maintenance, System Engineering, Low Level Radioactive Waste, Environmental, Emergency Planning, Radiation Protection, Industrial Safety, Licensing, Corrective Action/Assessment, Financial, and a General Managers peer group.

The organizational structure provides for the integrated management of activities that support the operation and maintenance of Vermont Yankee. Clear management control, clear lines of authority and effective communications exist between the organizational units involved in management, operations, and technical support for operation of Vermont Yankee. The only anticipated change will be that the senior officer at the site (Site Vice President-Operations) will report to the Senior Vice President and Chief Operating Officer of ENO rather than the President of VYNPC.

Sufficient experience and availability of personnel exist to implement the responsibility for technical support of Vermont Yankee. Should any ENO officers be assigned responsibilities with respect to Vermont Yankee, they will have sufficient experience and nuclear knowledge to implement their responsibilities for technical support for the operation of Vermont Yankee. Additionally, they will meet the required qualifications as per ANSI-N18.1-1971, "Selection and Training of Nuclear Power Plant Personnel." Existing licensing documents which are not proposed to change as a result of the license transfer will ensure that any new management employees placed at


                                     D-6-23

Vermont Yankee Nuclear Power Corporation                      Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                           License No. DPR-28
Entergy Nuclear Operations, Inc.


     Vermont Yankee will have experience in day-to-day operations and maintenance of nuclear plants and will meet all applicable technical qualifications.

     The Chief Nuclear Officer (Jerry W. Yelverton, President and CEO of Entergy Nuclear VY and ENO) will be the officer ultimately responsible for implementing all activities associated with the overall safe and reliable maintenance and operation of Vermont Yankee. The Chief Nuclear Officer will be clearly responsible for nuclear activities and will be free of ambiguous assignments of primary responsibility without ancillary responsibilities that might detract from nuclear safety matters.

     The proposed transfer will not impact compliance with the quality assurance requirements of 10 CFR 50 Appendix B nor will it reduce the commitments in the NRC accepted quality assurance program description for Vermont Yankee. Upon transfer of the license to ENO, ENO will assume authority and responsibility for the functions necessary to fulfill the QA requirements of 10 CFR Part 50, Appendix B. Any changes made to the existing Vermont Yankee QA Plan, developed and implemented by the current licensee, will be made in accordance with 10 CFR Section 50.54(a). ENO anticipates that no changes will be made that will result in a reduction in the commitments in the QA Plan description previously accepted by the NRC. If ENO identifies any changes to the QA Plan that would result in a reduction in commitments, application will be made to the Commission, and such proposed changes will not be implemented until approved by the Commission. Determinations as to whether any proposed change(s) would result in a reduction in commitment will be made in accordance with VYNPC's currently approved plans, programs, and procedures. ENO anticipates that no material changes will be made to the existing site QA organization.

     Training facilities and staff currently working at these facilities will be transferred to ENO. The proposed license transfer and conforming administrative amendments will not impact compliance with the operator re-qualification program requirements of 10 CFR Section 50.54 and related sections, nor maintenance of the INPO accreditation for licensed and non-licensed training. Upon transfer of the license, ENO will assume ultimate responsibility for implementation of present training programs. Changes to the programs to reflect the transfer will not decrease the scope of the approved operator re-qualification program without the specific authorization of the NRC in accordance with 10 CFR Section 50.54(i).

D.   Physical Security Plan


                                     D-6-24

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.




          Upon transfer of the license, Entergy Nuclear VY and ENO will assume authority and responsibility for the functions necessary to fulfill the security planning requirements specified in 10 CFR Part 73. Any changes made to the existing NRC-approved physical security, guard training and qualification, and safeguards contingency plans developed and implemented by the current licensee will be made in accordance with 10 CFR Section 50.54(p)(2). If Entergy Nuclear VY or ENO identify any proposed changes that would decrease the effectiveness of the approved security plans, application to the Commission will be made, and such proposed changes will not be implemented until approved by the Commission. Determinations as to whether any proposed change(s) would result in a decrease in effectiveness will be made in accordance with VYNPC's currently approved plans, programs and procedures.

          Entergy Nuclear VY and ENO anticipate that no material changes will be made to the existing on-site security organization. Existing agreements for support from organizations and agencies not affiliated with VYNPC will be assigned to Entergy Nuclear VY and/or its agent, ENO. Entergy Nuclear VY and ENO plan to notify the parties to such agreements in advance of the transfer of the Vermont Yankee license to Entergy Nuclear VY and ENO and advise those parties of Entergy Nuclear VY and ENO's responsibility for management and operation of Vermont Yankee. In sum, the proposed license transfer will not impact compliance with physical security requirements.

     E.   Safeguards Contingency Plan

          There will be no changes to the existing safeguards contingency plan requirements for Vermont Yankee as a result of the transfer.

     F.   Safeguards Information

          Safeguards information requirements for Vermont Yankee will not be changed as a result of the transfer.

     G.   Additional TMI-Related Requirements

          Additional TMI-related requirements are not affected by the proposed transfer.

     H.   Conformance to Standard Review Plan



                                     D-6-25

Vermont Yankee Nuclear Power Corporation               Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                    License No. DPR-28
Entergy Nuclear Operations, Inc.





          The Vermont Yankee Facility Operating License was issued in 1972 which preceded the requirement for conformance to NUREG-0800, Standard Review Plan.

III.      Other Licensing Considerations

          Off-Site Power

            The assets that will be transferred to Entergy Nuclear VY include the switchyards. Thus, Entergy Nuclear VY and ENO will maintain direct control over these interconnection facilities.

            Vermont Yankee obtains off-site power from Green Mountain Power Corporation ("Green Mountain"), the franchised public utility that provides retail service in the area of the Vermont Yankee site. Off-site power is transmitted to Vermont Yankee over transmission facilities owned by the Vermont Electric Power Company, Inc. ("VELCO"), the company that owns and operates the high-voltage transmission system in the state of Vermont. Vermont Yankee is interconnected with the VELCO transmission system and uses that system both to export power generated at Vermont Yankee and to receive off-site power from Green Mountain.

            Vermont Yankee also is interconnected via a 13.2 kV line with New England Power Company ("NEPCo"). The Vermont Yankee 13.2 kV line is designed to provide emergency backup power to Vermont Yankee in the event its main interconnection with VELCO is inoperable. Vermont Yankee is interconnected with NEPCo at an electric substation owned by NEPCo located at the Vernon Hydro Station (the "Vernon Substation"), a hydroelectric generating station located on the Connecticut River owned by USGen New England. Vermont Yankee's interconnection with NEPCo at the Vernon Substation gives Vermont Yankee access to off-site power generated by the Vernon Hydro Station and also system power available from the NEPCo electric system.

            Functionally, the interconnection with the Vermont Yankee site will not change as a result of the proposed license transfer. Entergy Nuclear VY will enter into an Interconnection Agreement with VELCO pursuant to which VELCO will continue to provide the Vermont Yankee site with interconnection services. Entergy Nuclear VY will also enter into an agreement with NEPCo pursuant to which NEPCo will continue to provide the Vermont Yankee site with limited interconnection services at its substation. The agreements will enable Entergy Nuclear VY to continue to have access to the New England regional transmission system subject to


                                     D-6-26

Vermont Yankee Nuclear Power Corporation                     Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                          License No. DPR-28
Entergy Nuclear Operations, Inc.


    the control of Independent System Operator (ISO) New England, the independent transmission system operator for the New England transmission system. Green Mountain will continue to provide off-site power to the Vermont Yankee site and USGen/NEPCO will continue to make backup off-site power available to the Vermont Yankee site.

2.  Control of Exclusion Area

    Upon approval of the transfer, ENO will have the authority, pursuant to the Operating Agreement, to determine and control all activities within the Vermont Yankee exclusion area, as defined in section 5.1 of the Vermont Yankee license, to the extent required by 10 CFR Part 100.

3.  Nuclear Insurance

    Entergy Nuclear VY and ENO request that the NRC issue a new Price Anderson indemnity agreement to Entergy Nuclear VY and ENO as part of the license transfer process and prior to the closing of the sale. Entergy Nuclear VY and ENO's projected income from plant operations and financial qualifications (Section II.F, above) provide adequate assurance that they will be able to pay a retrospective premium pursuant to 10 CFR 140.21. Prior to closing, Entergy Nuclear VY and ENO will obtain nuclear property damage insurance in such form and amount as required by 10 CFR 50.54(w), and all required nuclear liability coverage.

4.  Standard Contract for Disposal of Spent Nuclear Fuel

    Upon closing, Entergy Nuclear VY will assume title to and responsibility for the management and interim storage of spent nuclear fuel at Vermont Yankee. VYNPC will assign to Entergy Nuclear VY its rights and obligations under the Standard Contract for the Disposal of Spent Nuclear Fuel and/or High-Level Radioactive Waste with the U.S. Department of Energy ("DOE"), except for obligations and claims of VYNPC related to the one time fee for fuel used to generate electricity prior to April 7, 1983, as further specified in sections 2.1(n), 2.2 (i) and 6.11(b) of the PSA (provided as Enclosure 4).

5.  Environmental Review

    The proposed license transfer and amendment fall under the categorical exclusion from environmental review, 10 CFR 51.22(c)(21), for approvals of direct or indirect transfers of NRC licenses and any associated

                                     D-6-27

Vermont Yankee Nuclear Power Corporation                     Docket No. 50-271
Entergy Nuclear Vermont Yankee, LLC                          License No. DPR-28
Entergy Nuclear Operations, Inc.


        amendments. Accordingly, no environmental review need be undertaken with respect to the proposed license transfers.

IV.  Effective Date

VYNPC, Entergy Nuclear VY, and ENO request that the U.S. Nuclear Regulatory Commission ("NRC") review this application on a schedule that will permit issuance of an order consenting to the transfer by February 28, 2002, and that the conforming license amendments be issued to become effective upon closing.



Attachment A -- Proposed amendments to Facility Operating License

Attachment B -- Proposed amendment to Technical Specifications

Attachment C -- No Significant Hazards Consideration Determination.



                                    D-6-28